

July 22, 2020

David R. Looney
Executive Vice President and Chief Financial Officer
Murphy Oil Corporation
P.O. Box 7000
El Dorado, Arkansas 71731-7000

> **Re: Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-08590**

Dear Mr. Looney:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation